

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Everett M. Dickson
Chief Executive Officer
Aureus, Inc.
One Glenlake Parkway #650
Atlanta, GA 30328

 Re: Aureus, Inc.
       Amendment No. 2 to Registration Statement on Form 10-12G
       Filed June 24, 2021
       File No. 000-55398

Dear Mr. Dickson:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing

cc: Philip Magri